SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                     Report on Form 6-K dated April 29, 2004

                           Commission File No. 0-28578

                             DASSAULT SYSTEMES S.A.
                             ----------------------
                              (Name of Registrant)

         9, Quai Marcel Dassault, B.P. 310, 92156 Suresnes Cedex, France
         ---------------------------------------------------------------
                    (Address of Principal Executive Offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

                            Form 20-F X   Form 40-F
                                     ---            ----

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                    Yes     No X
                                       ---    ---

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                    Yes     No X
                                       ---    ---

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                                    Yes     No X
                                       ---    ---

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________


                                   ENCLOSURES:

        Dassault Systemes S.A. (the "Company") is furnishing under cover of Form 6-K a press release dated April 29, 2004, reporting financial results for the first quarter ended March 31, 2004.

           DASSAULT SYSTEMES REPORTS SOLID FIRST QUARTER PERFORMANCE,
            WITH REVENUE, OPERATING MARGIN AND EPS ABOVE OBJECTIVES


PARIS, FRANCE, April 29, 2004 - Dassault Systemes (DS) (Nasdaq: DASTY; Euronext
Paris: #13065, DSY.PA), a worldwide leading software developer of product lifecycle management (PLM) solutions, reported financial results for the first quarter ended March 31, 2004.

First Quarter Financial Highlights
     o Total revenue (euro)176.2 million, up 4% as reported and up 10% in constant currencies
     o Software revenue (euro)148.9 million, up 3% as reported and up 9% in constant currencies
     o    PDM revenue up 15% as reported and 22% in constant currencies
     o    Design-centric revenue up 7% as reported (up 25% in U.S. dollars)
     o    Operating margin 24.3% and EPS (euro)0.24 on U.S. GAAP Basis
     o EPS excluding acquisition costs up 19% to(euro)0.25 per diluted share in the 2004 first quarter on 3 percentage point operating margin improvement to 24.7% before acquisitions costs

"The first quarter was a period of very solid performance for Dassault Systemes. Our financial results exceeded our objectives, with revenue, operating margin and earnings per share coming in higher than targeted. These results are mainly attributable to our better than anticipated performance in Europe. We continued to benefit from our diversification strategy, as illustrated by the good growth of our PDM business. SolidWorks also had a good start to the year, with revenue increasing 25% in U.S. dollars during the first quarter. We are raising our revenue and earnings growth objectives for 2004 to reflect the fact that our first quarter came in above our objectives," commented Bernard Charles, President and Chief Executive Officer of Dassault Systemes.

Revenue
In the first quarter of 2004, total revenue increased 4% to (euro)176.2 million as reported and increased 10% in constant currencies, compared to the 2003 first quarter. Both software and services posted year-over-year growth as reported and in constant currencies.

Software revenue increased 3% as reported and 9% in constant currencies in the 2004 first quarter in comparison to the first quarter of 2003. Software revenue, accounting for 85% of total revenue, totaled (euro)148.9 million in the first quarter of 2004, compared to (euro)145.1 million in the year-ago quarter. Recurring software revenue represented 56% of total software revenue in the 2004 first quarter. New CATIA and SolidWorks seats licensed in the 2004 first quarter increased 9% to 14,082 seats, compared to 12,917 seats in the 2003 first quarter. Service revenue, representing 15% of total revenue, increased 12% to
(euro)27.3 million in the 2004 first quarter, compared to (euro)24.3 million in the year-ago period.

Thibault de Tersant, Executive Vice President and CFO of Dassault Systemes, commented, "The Company continued the positive momentum from the second half of 2003, with software revenue showing year-over-year growth for the third quarter in a row. From a regional perspective, we are seeing signs of improvement in Europe slightly earlier than anticipated, with our revenue increasing 4% compared to the year-ago quarter. In the U.S., business activity continued to reflect the more positive trends of 2003, leading to 13% revenue growth in constant currencies for the Americas region in the first quarter. Asia, following on a very strong showing in the fourth quarter, achieved record revenue results in the first quarter with total revenue up 12% as reported and 19% in constant currencies in comparison to the first quarter of 2003. Within the Asian region, our strongest performance came from Japan, with a good level of activity from our PLM businesses and our design-centric segment."

PLM performance in the first quarter improved over the year-ago period, led by activity in the aerospace end-market. Process-centric revenue, including PDM revenue, totaled (euro)143.6 million in the 2004 first quarter, an increase of 3% as reported and an increase of 9% in constant currencies. PDM revenue increased 15% as reported and 22% in constant currencies in comparison to the year-ago period. PDM revenues totaled (euro)19.9 million in the 2004 first quarter and represented 11% of total revenue. PDM end-user software revenue totaled US$33.5 million in the first quarter of 2004. PLM orders in the first quarter included customers such as The Boeing Company, Beneteau Group, Meyer Werft Shipyard and Sunten Electric Co. Ltd.

Design-centric revenue totaled (euro)32.6 million in the 2004 first quarter, up 7% compared to the 2003 first quarter. Design-centric revenue increased 25% if reported in U.S. dollars, the reporting currency of most of its competitors. In addition to business with existing customers, SolidWorks added over 2,400 new customers in the quarter.

Operating Income and Margin, EPS and Financial Position
As reported, operating income increased 24% to (euro)42.9 million in the first quarter of 2004 (24.3% operating margin), compared to (euro)34.7 million in the 2003 first quarter (20.5% operating margin). Operating income before acquisition costs increased 18% to (euro)43.5 million in the 2004 first quarter, up sharply from (euro)36.8 million in the 2003 first quarter. The operating margin before acquisition costs increased 3 percentage points to 24.7% in the first quarter of 2004, compared to the year-ago quarter where the operating margin was 21.7% before acquisition costs.

Earnings per share increased 20% to (euro)0.24 per diluted share in the first quarter of 2004, up from (euro)0.20 per diluted share in the year-ago first quarter. Earnings per share before acquisition costs increased 19% to (euro)0.25 per diluted share in the 2004 first quarter, up from (euro)0.21 per diluted share in the 2003 first quarter. The strong increase in earnings per share, as reported and before acquisition costs, reflected the growth in revenue and the significant increase in the operating margin over the year-ago quarter. For the first quarter of 2004 net income totaled (euro)28.2 million, up 26% compared to
(euro)22.3 million in the 2003 first quarter. Net income before acquisition costs totaled (euro)28.6 million in the 2004 first quarter, up 18% compared to
(euro)24.2 million in the year-ago quarter.

Dassault Systemes continued to maintain a strong financial position with cash and short-term investments totaling (euro)560.5 million at March 31, 2004, up from (euro)439.7 million at December 31, 2003. Net cash provided by operations was (euro)106.5 million for the first quarter of 2004.

Strategy, Technology and Partnerships
Mr. Charles stated, "During the first quarter we made excellent progress in realizing key business initiatives. We were very pleased to announce Boeing's decision to develop the 7E7 using our PLM Version 5 software solutions. This will be a broad deployment of all our PLM brands to deliver very significant savings in development time and manufacturing costs and will truly transform the development of aircraft. From a technology perspective, we introduced Version 5 Release 13 (V5R13), our newest release for the PLM market. V5R13 includes a number of advances. In particular, ENOVIA VPM Navigator provides unprecedented data management capabilities from within the familiar environment of CATIA. We continued to pursue our successful diversification strategy, and are excited about our decision to enter the automation market, a new market with significant long-term opportunities for Dassault Systemes, through our recently announced partnership with Schneider Electric."

The Boeing Company announced that it has selected Dassault Systemes' latest generation of PLM solutions, including CATIA, ENOVIA, SMARTEAM and DELMIA, as its company-wide product development platform to develop the 7E7 and future projects. Working together, Boeing and DS are creating a virtual collaborative development workspace known as the 7E7 Global Collaboration Environment (GCE), where Boeing and all its partners will design, build and test every aspect of the 7E7 airplane and its manufacturing processes digitally before production begins using the full suite of DS PLM software solutions.

DS introduced Version 5 Release 13 (V5R13), "PLM Workspace for Collective Innovation" in March of 2004. CATIA, DELMIA, ENOVIA AND SMARTEAM V5R13 product portfolios bring business value to manufacturers by enabling them and their supply chain to deploy competitive new PLM best practices that reduce development cycles significantly. A major innovation in the V5R13 release is the new ENOVIA VPM Navigator product that enables manufacturers to take maximum advantage of relational design, integrating ENOVIA's virtual product definition into CATIA's easy-to-use design environment.

DS and Schneider Electric, the world's Power & Control specialist, entered into a business partnership pursuant to which Schneider Electric will sell DELMIA solutions and develop Consulting and Services for the Automation and Production Engineering markets through a newly formed company called Dextus, fully owned by Schneider Electric. The DELMIA solutions that will be distributed pursuant to this partnership will include a new product line called DELMIA Automation, dedicated to define, control and monitor automated systems.

DS and Rand A Technology Corporation, operating as RAND Worldwide, announced plans to create RAND North America, Inc. (Rand Americas), a new joint venture focused on increasing sales of DS PLM software in North America. Subject to the closing of the transaction, Rand Americas will become a subsidiary of Dassault Systemes and will be 60% owned by DS and 40% owned by RAND Worldwide.

Charles Edelstenne, Chairman of Dassault Systemes, concluded, "All major product lines and geographies contributed to our revenue growth in the first quarter, which drove strong increases in our operating margin and earnings per share."

Business Outlook
"We are increasing our revenue growth objective for 2004 to about 8% growth in constant currencies, reflecting higher activity in the first quarter and our new North American joint venture with Rand in PLM," Thibault de Tersant stated. "Due to the strengthening of the U.S. dollar during the first quarter, we think it is appropriate to assume a U.S. dollar to Euro exchange rate of $1.25 per
(euro)1.00 for purposes of calculating reported revenue, operating margin and EPS objectives, leading to a reported revenue objective of about (euro)785 million and an EPS objective before acquisition costs of about (euro)1.30 - (euro)1.32 for 2004. Our objective for 2004 is to deliver a stable to slightly increasing operating margin before acquisition costs in comparison to the 29.0% achieved in 2003. Our revenue objective for the second quarter is about (euro)180 -
(euro)185 million, based upon a U.S. dollar to Euro exchange rate of $1.25 per
(euro)1.00."

Major Press Release Highlights

----------------------------- ------------------------------------------------------------------------------
April 16, 2004.               Schneider Electric and Dassault Systemes partner to bring next-generation services and Digital Solutions to Automation and Production
                              Engineering Markets.
----------------------------- ------------------------------------------------------------------------------
April 15, 2004.               Dassault Systemes and RAND Worldwide announce Joint Venture for PLM sales in
                              North America.
----------------------------- ------------------------------------------------------------------------------
April 7, 2004.                Beneteau Group selects PLM Shipbuilding Solutions from IBM and Dassault
                              Systemes.
----------------------------- ------------------------------------------------------------------------------
March 30, 2004.               Aesculap breaks into New Healthcare Markets with PLM Solutions from IBM and
                              Dassault Systemes.

----------------------------- ------------------------------------------------------------------------------
March 29, 2004.               Jackel speeds OEM product design for global customers such as E. Arden, Bath
                              & Body Works with SolidWorks software.
----------------------------- ------------------------------------------------------------------------------
March 22, 2004.               Zyvex uses SolidWorks software to design nano scale devices for building and testing MEMS, carbon nanotubes.
----------------------------- ------------------------------------------------------------------------------
March 18, 2004.               Meyer Werft, builder of world's most innovative and comfortable cruise ships, signs major three-year contract for PLM Solutions from IBM and Dassault
                              Systemes.
----------------------------- ------------------------------------------------------------------------------
March 9, 2004.                Announcement of V5R13 PLM portfolio.
----------------------------- ------------------------------------------------------------------------------
February 19, 2004.            SUNTEN (China's leading Electrical Network Equipment Supplier) chooses PLM
                              Solutions from IBM and Dassault Systemes.
----------------------------- ------------------------------------------------------------------------------
February 12, 2004.            Boeing signs long-term contract with IBM and Dassault Systemes to standardize
                              PLM Platform on Version 5.
----------------------------- ------------------------------------------------------------------------------
February 12, 2004.            Boeing and Dassault Systemes - Partners in Innovation for 7E7 Dreamliner.
----------------------------- ------------------------------------------------------------------------------

Annual Shareholders' Meeting Date and Cash Dividend Recommendation
The Annual Shareholders' Meeting has been scheduled for June 2, 2004. The Board of Directors of Dassault Systemes has recommended an increase in the annual cash dividend for the fiscal year ended December 31, 2003 to (euro)0.34 per share (excluding avoir fiscal). The declaration and payment of any cash dividend is subject to approval by shareholders at the Annual Shareholders' Meeting.


Endnotes:

1. All comparative figures are given on a year-over-year basis unless specified otherwise.
2. All financial information is unaudited and reported in accordance with U.S. generally accepted accounting principles (U.S. GAAP). Additional financial information is also presented that is not in conformity with U.S. GAAP, in particular the presentation of operating income, operating margin and earnings per share before acquisition costs (acquisition costs are primarily comprised of technology amortization in addition to other acquisition- related costs). The Company has provided in the tables to this press release and on its website http://www.3ds.com/en/investors/presentation.asp reconciliations between
     U.S. GAAP and non-U.S. GAAP figures.

3. The Company uses constant currency revenue growth to evaluate its financial performance in comparison to prior periods and as a measure of expected growth in planning and setting objectives for future periods. The Company believes this measure is an important indicator of the Company's progress and outlook because it provides a better gauge of the level of change in the business activity as it eliminates any changes arising from currency fluctuations. The Company believes the presentation of this measure is relevant and useful for investors because it allows investors to view revenue growth in a manner similar to the method used by the Company's management, helps improve investors' ability to understand the Company's revenue growth, and makes it easier to compare DS' results with other companies, including competitors, whose reporting currency may be different from DS. Constant currency revenue growth, as calculated by the Company, may not be comparable to similarly titled measures employed by other companies.

Conference call information
The Company will host a teleconference call today, Thursday, April 29, 2004 at 4:00 PM CET/3:00 PM London/10:00 AM New York. The conference call will be available via the Internet by accessing http://www.3ds.com/en/investors/ index.asp. Please go to the website at least fifteen minutes prior to the call to register, download and install any necessary audio software. The webcast teleconference will be archived for 30 days. Financial information to be discussed in the call will be available on the Company's website prior to commencement of the teleconference http://www.3ds.com/en/investors/earnings.asp. Additional investor information can be accessed at http://www.3ds.com/en/ investors/ index.asp or by calling Dassault Systemes' Investor Relations at 33.1.40.99.69.24.

Statements above that are not historical facts but express expectations or objectives for the future, including but not limited to statements regarding the Company's objectives for 2004 second quarter revenue, 2004 revenue growth in constant currencies, 2004 reported revenue growth, 2004 operating margin growth objective before acquisition costs and 2004 EPS objective before acquisitions costs are forward-looking statements (within the meaning of Section 21E of the 1934 Securities Exchange Act, as amended). Such forward-looking statements are based on management's current views and assumptions and involve known and unknown risks and uncertainties. Actual results or performances may differ materially from those in such statements due to, among other factors: (i) currency fluctuations, (ii) global economic conditions, (iii) market demand for our products and services, (iv) new product developments and technological changes, and (v), our ability to recruit and retain skilled personnel. Unfavorable changes in any of the above or other factors described in the Company's SEC reports, including the Form 20-F for the year ended December 31, 2002, which was filed with the SEC on May 15, 2003, could materially affect the Company's financial position or results of operations.

ABOUT DASSAULT SYSTEMES
As world leader in PLM (Product Lifecycle Management) solutions, the Dassault Systemes group brings value to more than 70,000 customers in 80 countries. A pioneer in the 3D software market since 1981, Dassault Systemes develops and markets PLM application software and services that support industrial processes and provide a 3D vision of the entire life cycle of products from conception to maintenance. Its offering includes integrated PLM solutions for product development (CATIA(R), DELMIA(TM), ENOVIA(R), SMARTEAM(R)), mainstream product design tools (SolidWorks(R)), and 3D components (ACIS(R)) from Spatial Corp. Dassault Systemes is listed on the Nasdaq (DASTY) and Euronext Paris (#13065, DSY.PA) stock exchanges. For more information, visit http://www.3ds.com
                               (Tables to follow)

                                DASSAULT SYSTEMES
                            NON-U.S. GAAP KEY FIGURES



1st QUARTER

in millions of Euro, except per share data, headcount and exchange rates.

                                      1Q04         1Q03        Variation
                                --------------- ------------ ---------------
Process-Centric excluding PDM         123.7        121.6            2%
PDM                                    19.9         17.3           15%
Design-Centric                         32.6         30.5            7%

Revenue                               176.2        169.4            4%
           Americas                    49.5         51.0           (3%)
           Europe                      81.9         78.4            4%
           Asia                        44.8         40.0           12%
Operating Income (1)                   43.5         36.8           18%
Operating Margin (1)                   24.7%        21.7%
Net Income (1)                         28.6         24.2           18%
EPS (1)                                0.25         0.21           19%
Closing Headcount                     4,185        3,994            5%

Average Rate USD per Euros             1.25         1.07           17%
Average Rate JPY per Euros              134          128            5%

(1) Excluding acquisition costs. For U.S. GAAP figures, please refer to reconciliation tables

                                DASSAULT SYSTEMES
   CONSOLIDATED STATEMENT OF INCOME DATA PREPARED IN ACCORDANCE WITH U.S. GAAP

                  (in millions of Euro, except per share data)


                                                        Three Months Ended

                                                  March 31,          March 31,
                                                    2004               2003
                                              ---------------    ---------------

Software                                              148.9              145.1
Service and Other                                      27.3               24.3
                                              ---------------    ---------------
           Total Revenue                      (euro)  176.2      (euro)  169.4

Software                                                4.8                5.8
Service and Other                                      24.7               21.9
                                              ---------------    ---------------
         Total Cost of Revenue                (euro)   29.5      (euro)   27.7

           Gross Profit                       (euro)  146.7      (euro)  141.7

Research and Development                               54.1               53.6
Marketing and Sales                                    37.8               39.6
General Administration                                 11.3               11.7
Acquisition Costs                                       0.6                2.1
                                              ---------------    ---------------
Total Research, Selling, Administration
and Acquisition expenses                      (euro)  103.8      (euro)  107.0
                                              ===============    ===============
           Operating Income (1)               (euro)   42.9      (euro)   34.7

Financial revenue and Other                             1.4                2.0
Income before income taxes                             44.3               36.7
Income tax expense                                   (16.1)             (14.4)
                                              ---------------    ---------------
           Net Income (1)                     (euro)   28.2      (euro)   22.3
                                              ===============    ===============
Basic net income per share                    (euro)   0.25      (euro)   0.20
                                              ===============    ===============
   Diluted net income per share (1)           (euro)   0.24      (euro)   0.20
                                              ===============    ===============
Basic weighted average shares outstanding
(in millions)                                         113.1              113.5
                                              ===============    ===============
Diluted weighted average shares outstanding
(in millions)                                         115.8              114.0


(1) Excluding acquisition costs, operating income and net income would have been as follows:

Operating Income                              (euro)   43.5      (euro)   36.8
                                              ===============    ===============
Net Income                                    (euro)   28.6      (euro)   24.2
                                              ===============    ===============
Diluted net income per share                  (euro)   0.25      (euro)   0.21
                                              ===============    ===============

Supplemental Disclosures Regarding Non-U.S. GAAP Financial Information:
Excluding Acquisition Costs

The following table sets forth the Company's Consolidated Statement of Income Data excluding acquisition costs for the three months ended March 31, 2004. In particular, the table presents operating income, operating margin and earnings per share before acquisition costs (acquisition costs are primarily comprised of technology amortization in addition to other acquisition-related costs).

The Company uses these non-U.S. GAAP measures, among other things, to evaluate the Company's operating performance and for planning and setting objectives for future periods. The Company believes these non-U.S. GAAP measures are useful to investors because they provide an alternative method for measuring the operating performance of the Company's business by isolating the effect of acquisition costs, which do not impact the underlying business. In addition, these measures are among the primary measures used externally by analysts for purposes of valuation and the comparing operating performance of the Company to other companies in the industry.

Since these measures of performance are not calculated in accordance with U.S. GAAP, they should not be considered in isolation of, or as a substitute for, operating income, operating margin and earnings per share including acquisition costs, as an indicator of operating performance.

                                DASSAULT SYSTEMES
               NON-U.S. GAAP CONSOLIDATED STATEMENT OF INCOME DATA
                               PERCENTAGE VARIANCE
                          (EXCLUDING ACQUISITION COSTS)

                  (in millions of Euro, except per share data)




                                                               Three Months Ended

                                                    March 31, 2004              March 31, 2003          Variation
                                                 ---------------------       --------------------       ---------------

Software                                                     148.9                       145.1                  2.6%
Service and Other                                             27.3                        24.3                 12.3%
                                                 ---------------------       --------------------
           Total Revenue                       (euro)        176.2         (euro)        169.4                  4.0%

Software                                                       4.8                         5.8               (17.2)%
Service and Other                                             24.7                        21.9                 12.8%
                                                 ---------------------       --------------------
       Total Cost of Revenue                   (euro)         29.5         (euro)         27.7                  6.5%

           Gross Profit                        (euro)        146.7         (euro)        141.7                  3.5%

Research and Development                                      54.1                        53.6                  0.9%
Marketing and Sales                                           37.8                        39.6                (4.5)%
General Administration                                        11.3                        11.7                (3.4)%
                                                 ---------------------       --------------------
Total Research, Selling, Administration        (euro)        103.2         (euro)        104.9                (1.6)%
                                                 =====================       ====================       ===============
           Operating Income                    (euro)         43.5         (euro)         36.8                 18.2%

Financial revenue and Other                                    1.4                         2.0               (30.0)%
Income before income taxes                                    44.9                        38.8                 15.7%
Income tax expense                                          (16.3)                      (14.6)                   N/M
           Net Income                          (euro)         28.6         (euro)         24.2                 18.2%
                                                 =====================       ====================       ===============
Diluted net income per share                   (euro)         0.25         (euro)         0.21                 19.0%
                                                 =====================       ====================       ===============
Diluted weighted average shares outstanding
(in millions)                                                115.8                       114.0


                                DASSAULT SYSTEMES
                      CONSOLIDATED STATEMENT OF INCOME DATA
                    RECONCILIATIONS NON-U.S. GAAP / U.S. GAAP

                  (in millions of Euro, except per share data)





                                                                   Three Months Ended
                                   ------------------------------------------------------------------------------------
                                                March 31, 2004                             March 31, 2003

                                   --------------------------------------     -----------------------------------------

                                                             Excluding                                   Excluding
                                     Reported  Acquisition  Acquisition         Reported  Acquisition   Acquisition
                                      Amount      Costs        Costs             Amount      Costs         Costs
                                   ----------- -----------  -------------     ----------- -----------  -------------

Software                                 148.9                    148.9              145.1                       145.1
Service and Other                         27.3                     27.3               24.3                        24.3
                                   ------------            --------------     ---------------            --------------
           Total Revenue         (euro)  176.2           (euro)   176.2     (euro)   169.4             (euro)    169.4

Software                                   4.8                      4.8                5.8                         5.8
Service and Other                         24.7                     24.7               21.9                        21.9
                                   ------------            --------------     ---------------            --------------
       Total Cost of Revenue     (euro)   29.5           (euro)    29.5     (euro)    27.7             (euro)     27.7

           Gross Profit          (euro)  146.7           (euro)   146.7     (euro)   141.7             (euro)    141.7

Research and Development                  54.1                     54.1               53.6                        53.6
Marketing and Sales                       37.8                     37.8               39.6                        39.6
General Administration                    11.3                     11.3               11.7                        11.7
Acquisition Costs                          0.6   (0.6)                -                2.1      (2.1)                -
                                   ============            ==============     ===============            ==============
Total Research, Selling,         (euro)  103.8           (euro)   103.2     (euro)   107.0             (euro)    104.9
Administration
                                   ============            ==============     ===============            ==============

           Operating Income      (euro)   42.9           (euro)    43.5     (euro)    34.7             (euro)     36.8

Financial revenue and Other                1.4                      1.4                2.0                         2.0
Income before income taxes                44.3                     44.9               36.7                        38.8
Income tax expense                      (16.1)   (0.2)           (16.3)             (14.4)      (0.2)           (14.6)

           Net Income            (euro)   28.2           (euro)    28.6     (euro)    22.3             (euro)     24.2
                                   ============            ==============     ===============            ==============

Diluted net income per share     (euro)   0.24           (euro)    0.25     (euro)    0.20             (euro)     0.21
                                   ============            ==============     ===============            ==============
Diluted weighted average shares
outstanding (in millions)                115.8                    115.8              114.0                       114.0

                                DASSAULT SYSTEMES
                      CONDENSED CONSOLIDATED BALANCE SHEETS

                              (in millions of Euro)




                                                   March 31, 2004      December 31, 2003
                                                 ------------------   -------------------
  ASSETS

  Cash and short-term investments                         560.5                439.7
  Accounts receivable, net                                147.5                227.6
  Other assets                                            292.9                297.2
                                                 ------------------   -------------------
  Total assets                                   (euro) 1,000.9       (euro)   964.5

  LIABILITIES
  AND SHAREHOLDERS' EQUITY
  Total liabilities                                       299.2                306.8
  Shareholders' equity                                    701.7                657.7
                                                 ------------------   -------------------
  Total liabilities and shareholders' equity     (euro) 1,000.9       (euro)   964.5




-------------------------------------------------------------------------------


CONTACT:


Dassault Systemes:                       FD International:
Didier Gaillot/Valerie Agathon           Harriet Keen
33.1.40.99.69.24                         44.20.7831.3113
                                         Jean-Benoit Roquette/Emma Rutherford
                                         Nelly Dimey/Lorie Lichtlen
                                         33.1.47.03.68.10

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                         DASSAULT SYSTEMES S.A.


         Date: April 29, 2004            By:      /s/ Thibault de Tersant
                                                  -----------------------
                                         Name:    Thibault de Tersant
                                         Title:   Executive Vice President,
                                                  Finance and Administration